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                 June 13, 2022

       Irene McCarthy
       Chief Executive Officer and Director
       Stealth BioTherapeutics Corp
       c/o Intertrust Corporate Services (Cayman) Limited
       One Nexus Way, Camana Bay
       Grand Cayman
       KY1-9005 Cayman Islands

                                                        Re: Stealth
BioTherapeutics Corp
                                                            Registration
Statement on Form F-1
                                                            Filed June 3, 2022
                                                            File No. 333-265423

       Dear Irene McCarthy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Rosemary G. Reilly